Pricing Supplement dated October 10, 2012 (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	Rule 424(b)(2) Registration No. 333-179826

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233P6T8

Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: October 10, 2012
Original Issue Date: October 30, 2012
Stated Maturity Date: October 30, 2017

Interest: The Notes will initially bear interest at a fixed rate of 1.50% per annum from the Original Issue Date to but excluding October 30, 2013. Thereafter, the Notes will bear interest at a floating rate.
Interest Payment Dates: Quarterly, on each January 30, April 30, July 30, and October 30, beginning January 30, 2013

Issue Price: 100% of the Principal Amount
Net Proceeds to Issuer: 99.50% of Principal Amount
Agent’s Discount or Commission: 0.50%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Barclays Capital Inc.
Agent’s Capacity: Principal

Interest Calculation:
Fixed Rate:
Fixed Interest Rate: 1.50% per annum
Fixed Rate Commencement Date: Original Issue Date
Fixed Rate Period: Original Issue Date to but excluding October 30, 2013
Floating Rate:
Floating Interest Rate Basis: LIBOR Reuters Page  “LIBOR01”
Floating Rate Period: October 30, 2013 to but excluding Stated Maturity Date

Spread (+/-): + 0.25%
Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars

Maximum Interest Rate: 3.50% per annum
Minimum Interest Rate: N/A

Interest Rate Reset Period: Quarterly during the Floating Rate Period
Interest Reset Dates: Each of the following dates during the Floating Rate Period:  January 30, April 30, July 30 and October 30, beginning October 30, 2013
Interest Determination Date: The second London Banking Day preceding October 30, 2013 and each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York, London

Business Day Convention: Following

Redemption: N/A
Redemption Dates: N/A
Notice of Redemption: N/A

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

Calculation Agent: Barclays Bank PLC

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-1 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 1.50% per annum during the first year and 3.50% following the first year regardless of the level of three month LIBOR.  If three month LIBOR plus 0.25% is less than 3.50% for any quarterly interest period, the cumulative interest rate for the year will be less than 3.50%. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  The Notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate for U.S. federal income tax purposes.  It is expected that the Notes will not be issued with original issue discount.  However, whether the Notes have been issued with original issue discount, and the amount thereof, will be determined as of the issue date.  If the Notes are issued with original issue discount, information regarding the annual accrual of original issue discount on the Notes will be filed on Form 8281 with the Internal Revenue Service, which makes this information publicly available.

If the Notes are not issued with original issue discount, all stated interest on the Notes will be taxable to a U.S. Holder (as defined in the prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  If the Notes are issued with original issue discount, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.  Under these rules, a portion of each fixed-rate payment will be treated as a return of a U.S. Holder’s investment in the Notes that will not be taxed currently but rather will reduce the U.S. Holder’s basis in the Notes.  The floating rate payments will be taxable to a U.S. Holder as ordinary income as they accrue or are received in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes.  Both U.S. and non-U.S. persons considering an investment in the Notes should read the section of the prospectus supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.